General
New York Municipal
Bond Fund, Inc.

SEMIANNUAL REPORT April 30, 2008





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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for General New York Municipal Bond Fund, Inc., covering the six-month period from November 1, 2007, through April 30, 2008.

Although the U.S. economy has teetered on the brink of recession and the financial markets encountered heightened volatility due to an ongoing credit crisis over the reporting period, we recently have seen signs of potential improvement. The Federal Reserve Board's aggressive easing of monetary policy and innovative measures to inject liquidity into the banking system appear to have reassured many investors and economists. At Dreyfus, we believe that the current economic downturn is likely to be relatively brief by historical standards, but the ensuing recovery may be gradual and prolonged as financial deleveraging and housing price deflation continue to weigh on economic activity.

The implications of our economic outlook for the municipal bond market generally are positive. Losses incurred by bond insurers and lack of demand for auction-rate securities have created attractive values in many areas of the municipal bond market. Furthermore, some municipal funds currently offer favorable taxable-equivalent yields as compared to their taxable and U.S. Treasury counterparts. Your financial advisor can help you assess your tax and investment strategies, and take advantage of these opportunities within the context of your overall investment portfolio.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
May 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of November 1, 2007, through April 30, 2008, as provided by Monica S. Wieboldt, Senior Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended April 30, 2008, General New York Municipal Bond Fund achieved a total return of 0.74%.[1] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark — which does not reflect fees and expenses like a mutual fund and contains bonds from many states, not just New York — achieved a total return of 1.47% for the same period.[2] In addition, the fund is reported in the Lipper New York Municipal Debt Funds category, and the average total return for all funds reported in this Lipper category was 0.15% for the reporting period.[3]

Despite a credit crisis in U.S. fixed-income markets, municipal bonds generally posted positive absolute returns during the reporting period as the Federal Reserve Board (the "Fed") reduced short-term interest rates in an attempt to stimulate economic growth. The fund produced higher returns than its Lipper category average, as the fund's relatively short average duration enabled it to participate more fully in the benefits of declining interest rates.

The Fund's Investment Approach

The fund seeks to maximize current income exempt from federal, New York state and New York city income taxes, to the extent consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The fund will invest at least 65% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. For additional yield, the fund may invest up to 35% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of the fund's portfolio is expected to exceed 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We may also look to select bonds that are most likely to obtain attractive prices when sold.

Credit Woes Spread to Municipal Bonds

The reporting period was a challenging one for municipal bond investors, as a credit crisis that began in the sub-prime mortgage market spread to other asset classes. Although municipal bonds have no direct exposure to sub-prime mortgages, several major bond insurers suffered massive losses in their mortgage-backed securities portfolios, causing investors to question the value of insurance on municipal bonds. In addition, the credit crisis created a lack of bidders for auction-rate securities, a segment of the broader municipal bond market.

In this environment, investors adopted more cautious attitudes toward risk, selling longer-term bonds in favor of U.S. Treasury securities and money market instruments. As a result, municipal bond yields rose over much of the reporting period, and at times were higher than those of comparable-maturity, taxable Treasuries. However, investors later appeared to recognize that municipal bonds offered attractive values, and a market rally ensued.

Municipal bonds also were influenced by the Fed's aggressive actions, which reduced the federal funds rate from 4.75% to 2% during the reporting period. As short-term interest rates fell, so did shorter-term municipal bond yields, and yield differences widened substantially along the market's maturity range.

Shorter-Term, Higher-Quality Holdings Supported Returns

Shorter-term holdings fared relatively well under these market conditions, as did higher-quality securities. In addition, the fund's defensive positioning and neutral average duration helped support its returns as volatility was reintroduced to the market, and the extensive credit research performed by our analysts helped the fund avoid many of the problems that arose during the reporting period. The fund also received strong contributions from holdings for which funds have been put in escrow for early redemption. On the other hand, municipal bonds whose income is subject to the Alternative Minimum Tax underperformed, as did holdings carrying third-party insurance.

Maintaining a Cautious Approach

As of the reporting period's end, the U.S. economy and business conditions for Wall Street firms remained weak, sparking concerns that New York state and city will suffer future budget shortfalls. In addition, the credit crisis has persisted, causing investors to remain risk-averse. Therefore, we have maintained the fund's defensive investment posture, including a relatively short average duration and a focus on higher-quality securities.

May 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are taxable. Return figure provided reflects the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through July 31, 2008, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in General New York Municipal Bond Fund, Inc. from November 1, 2007 to April 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2008

Expenses paid per $1,000†	$ 4.34
Ending value (after expenses)	$1,007.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2008

Expenses paid per $1,000†	$ 4.37
Ending value (after expenses)	$1,020.54

† *Expenses are equal to the fund's annualized expense ratio of .87%, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

April 30, 2008 (Unaudited)

Long-Term Municipal Investments—95.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York—88.5%				
Albany Industrial Development Agency, Civic Facility Revenue (Saint Peter's Hospital of the City of Albany Project)	5.25	11/15/27	2,000,000	1,968,740
Dutchess County Industrial Development Agency, Civic Facility Revenue (Bard College Civic Facility)	5.00	8/1/20	1,000,000	1,041,280
Hempstead Industrial Development Agency, Civic Facility Revenue (Adelphi University Civic Facility)	5.00	10/1/30	2,000,000	2,017,180
Hudson Yards Infrastructure Corporation, Hudson Yards Senior Revenue (Insured; FGIC)	5.00	2/15/47	2,000,000	1,957,260
Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project)	6.00	5/1/29	1,370,000	1,286,896
Jefferson County Industrial Development Agency, SWDR (International Paper Company Project)	5.20	12/1/20	2,000,000	1,827,380
Long Island Power Authority, Electric System General Revenue (Insured; FGIC)	5.00	12/1/19	1,375,000	1,428,102
Metropolitan Transportation Authority, Revenue (Insured; AMBAC)	5.50	11/15/18	4,000,000	4,311,240
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	1/1/12	1,220,000 [a]	1,314,904
Metropolitan Transportation Authority, Transit Facilities Revenue (Insured; FSA)	5.13	7/1/12	2,780,000 [a]	3,022,861
Metropolitan Transportation Authority, Transportation Revenue	5.00	11/15/31	1,500,000	1,512,420
Nassau County Industrial Development Agency, Continuing Care Retirement Community Revenue (Amsterdam at Harborside Project)	6.50	1/1/27	1,500,000	1,459,575

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City	5.38	12/1/11	885,000 [a]	965,730
New York City	5.50	6/1/13	1,450,000 [a]	1,619,055
New York City	5.00	11/1/19	3,000,000	3,137,580
New York City	5.38	12/1/20	115,000	121,965
New York City	5.50	8/1/21	2,500,000	2,678,725
New York City	5.00	8/1/22	2,000,000	2,069,920
New York City	5.50	6/1/23	150,000	157,300
New York City	5.25	8/15/24	4,000,000	4,162,520
New York City Housing Development Corporation, Capital Fund Program Revenue (New York City Housing Authority Program) (Insured; FGIC)	5.00	7/1/25	1,200,000	1,217,244
New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project)	5.25	12/1/36	1,000,000	825,700
New York City Industrial Development Agency, Civic Facility Revenue (YMCA of Greater New York Project)	5.00	8/1/36	3,500,000	3,494,470
New York City Industrial Development Agency, Liberty Revenue (7 World Trade Center Project)	6.25	3/1/15	2,000,000	2,023,180
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	1,000,000	982,110
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	8.00	8/1/28	1,500,000	1,501,470
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. Project)	6.90	8/1/24	1,000,000	763,390

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/16	1,000,000	1,042,450
New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association, L.P. Project)	5.50	1/1/16	3,000,000	3,046,620
New York City Municipal Water Finance Authority, Water and Sewer System Revenue	5.00	6/15/22	3,000,000	3,122,040
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/25	1,000,000	1,039,280
New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC)	5.00	7/15/36	2,000,000	2,035,180
New York City Transitional Finance Authority, Future Tax Secured Revenue	6.00	5/15/10	2,240,000 [a]	2,425,270
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/22	4,000,000	4,191,000
New York City Transitional Finance Authority, Future Tax Secured Revenue	5.00	11/1/25	2,360,000	2,458,837
New York Liberty Development Corporation, Revenue (National Sports Museum Project)	6.13	2/15/19	1,500,000	1,445,430
New York State Dormitory Authority, Catholic Health Services of Long Island Obligated Group Revenue (Saint Francis Hospital Project)	5.00	7/1/21	3,000,000	3,021,960
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	2,360,000	2,507,925
New York State Dormitory Authority, FHA-Insured Mortgage HR (The New York and Presbyterian Hospital) (Insured; FSA)	5.25	8/15/27	1,505,000	1,560,309

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Health Center Revenue (Guaranteed; SONYMA)	5.00	11/15/19	1,000,000	1,038,560
New York State Dormitory Authority, Insured Revenue (Manhattan College) (Insured; Radian)	5.50	7/1/16	2,000,000	2,140,260
New York State Dormitory Authority, Insured Revenue (New York University) (Insured; AMBAC)	5.00	7/1/32	2,000,000	2,027,780
New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC)	5.50	7/1/11	1,475,000 [a]	1,603,576
New York State Dormitory Authority, Revenue (Columbia University)	5.13	7/1/21	3,630,000	3,822,281
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/31	2,000,000	2,067,600
New York State Dormitory Authority, Revenue (Columbia University)	5.00	7/1/38	1,250,000	1,293,250
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.63	7/1/16	2,500,000	2,771,575
New York State Dormitory Authority, Revenue (Consolidated City University System)	5.75	7/1/18	2,500,000	2,818,975
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FGIC)	5.75	7/1/16	2,000,000	2,103,180
New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA)	5.75	7/1/18	1,290,000	1,456,423
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/24	3,000,000	3,145,320

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Cornell University)	5.00	7/1/35	2,500,000	2,562,175
New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center)	5.00	7/1/35	1,500,000	1,528,095
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement)	5.00	2/15/28	845,000	859,382
New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; XLCA)	5.79	2/15/31	825,000 [b]	825,000
New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA)	6.88	7/1/19	1,475,000	1,535,091
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	2,000,000	2,000,080
New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group)	5.50	7/1/26	500,000	500,020
New York State Dormitory Authority, Revenue (New York Methodist Hospital)	5.25	7/1/33	2,000,000	1,900,800
New York State Dormitory Authority, Revenue (New York State Department of Health)	5.00	7/1/15	3,885,000	4,196,693
New York State Dormitory Authority, Revenue (New York State Department of Health) (Insured; CIFG)	5.00	7/1/25	3,000,000	3,034,020
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.25	7/1/24	1,000,000	965,070
New York State Dormitory Authority, Revenue (NYU Hospitals Center)	5.00	7/1/26	1,500,000	1,373,280

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Dormitory Authority, Revenue (Orange Regional Medical Center Obligated Group)	6.13	12/1/29	1,500,000 c	1,498,290
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.88	5/15/17	2,060,000	2,318,963
New York State Dormitory Authority, Revenue (University of Rochester)	5.00	7/1/34	4,000,000	4,048,200
New York State Dormitory Authority, South Nassau Communities HR (Winthrop South Nassau University Health System Obligated Group)	5.50	7/1/23	1,825,000	1,851,043
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.38	3/15/13	1,000,000 a	1,107,080
New York State Dormitory Authority, State Personal Income Tax Revenue (Education)	5.00	3/15/23	2,500,000	2,642,975
New York State Energy Research and Development Authority, Gas Facilities Revenue (The Brooklyn Union Gas Company Project)	6.37	4/1/20	5,000,000	5,110,250
New York State Housing Finance Agency, MFHR (Kensico Terrace Apartments) (Collateralized; SONYMA)	4.95	2/15/38	1,000,000	922,520
New York State Housing Finance Agency, Revenue (Fairway Manor Apartments and LooseStrife Fields Apartments) (Collateralized; FHA)	6.75	11/15/36	20,000	20,320
New York State Mortgage Agency, Homeowner Mortgage Revenue	5.35	10/1/26	2,000,000	2,012,300
New York State Power Authority, Revenue	5.00	11/15/12	1,500,000 a	1,634,115
New York State Thruway Authority, General Revenue (Insured; FGIC)	5.00	1/1/27	2,000,000	2,079,180

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
New York State Thruway Authority, Highway and Bridge Trust Fund Bonds (Insured; FGIC)	5.50	4/1/11	1,225,000 [a]	1,335,764
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds	5.00	4/1/25	3,000,000	3,136,020
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/19	4,500,000	4,801,185
New York State Thruway Authority, Second General Highway and Bridge Trust Fund Bonds (Insured; AMBAC)	5.00	4/1/22	3,000,000	3,160,170
New York State Thruway Authority, State Personal Income Tax Revenue (Transportation)	5.25	3/15/27	2,000,000	2,126,180
New York State Urban Development Corporation, Correctional Facilities Revenue	5.50	1/1/14	3,000,000	3,259,020
New York State Urban Development Corporation, Correctional Facilities Revenue (Insured; FSA)	5.50	1/1/14	3,000,000	3,249,630
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment) (Insured; FGIC)	5.50	3/15/13	3,000,000 [a]	3,338,130
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Company LLC Project) (Guaranteed; SONYMA)	5.65	8/1/20	25,000	25,399
Newburgh Industrial Development Agency, IDR (Bourne and Kenny Redevelopment Company LLC Project) (Guaranteed; SONYMA)	5.75	2/1/32	1,535,000	1,565,255
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility)	5.55	11/15/15	1,500,000	1,481,265

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
North Country Development Authority, Solid Waste Management System Revenue (Insured; FSA)	6.00	5/15/15	2,260,000	2,498,611
Onondaga County Industrial Development Agency, Sewage Facilities Revenue (Bristol-Meyers Squibb Company Project)	5.75	3/1/24	4,000,000	4,239,560
Orange County Industrial Development Agency, Life Care Community Revenue (Glenn Arden Inc. Project)	5.63	1/1/18	1,000,000	958,200
Port Authority of New York and New Jersey (Consolidated Bonds, 142nd Series)	5.00	7/15/23	3,000,000	3,144,390
Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA)	6.25	12/1/13	5,000,000	5,457,600
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/31	1,000,000	1,022,950
Rensselaer County Industrial Development Agency, Civic Facility Revenue (Emma Willard School Project)	5.00	1/1/36	1,000,000	1,019,710
Schenectady Industrial Development Agency, Civic Facility Revenue (Union College Project)	5.00	7/1/25	2,260,000	2,341,089
Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured)	5.50	6/1/21	3,000,000	3,135,450
Triborough Bridge and Tunnel Authority, General Purpose Revenue	5.50	1/1/22	2,000,000 [a]	2,249,960

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York (continued)				
Triborough Bridge and Tunnel Authority, Subordinate Revenue (Insured; MBIA)	5.00	11/15/32	3,000,000	3,029,040
Westchester Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.00	6/1/26	2,000,000	1,868,200
U.S. Related–7.2%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	6.00	7/1/10	2,695,000 [a]	2,851,499
Guam Waterworks Authority, Water and Wastewater System Revenue	5.88	7/1/35	1,000,000	972,160
Puerto Rico Aqueduct and Sewer Authority, Revenue (Senior Lien)	6.00	7/1/38	2,000,000	2,095,980
Puerto Rico Aqueduct and Sewer Authority, Revenue (Senior Lien) (Insured; Assured Guaranty)	5.00	7/1/28	1,000,000	1,026,410
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/16	1,865,000 [a]	2,094,358
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.63	7/1/10	3,000,000 [a]	3,234,030
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.75	7/1/10	2,420,000 [a]	2,615,149
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.00	7/1/46	1,500,000	1,405,605
Virgin Islands Water and Power Authority, Electric System Subordinated Revenue	5.00	7/1/26	700,000	685,230
Total Long-Term Municipal Investments (cost $220,786,136)				**225,001,419**

Short-Term Municipal Investments—2.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New York;				
New York City (Insured; MBIA and LOC; Landesbank Hessen-Thuringen Girozentrale)	2.60	5/1/08	1,000,000 [d]	1,000,000
New York City (LOC; Bank of America)	2.50	5/1/08	3,600,000 [d]	3,600,000
New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Liquidity Facility; DEPFA Bank PLC)	2.28	5/1/08	1,300,000 [d]	1,300,000
New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Landesbank Baden-Wurttemberg)	2.40	5/1/08	1,000,000 [d]	1,000,000
Total Short-Term Municipal Investments (cost $6,900,000)				**6,900,000**
Total Investments (cost $227,686,136)			**98.6%**	**231,901,419**
Cash and Receivables (Net)			**1.4%**	**3,196,998**
Net Assets			**100.0%**	**235,098,417**

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Variable rate security—interest rate subject to periodic change.*

c *Purchased on a delayed delivery basis.*

d *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)[†]
AAA		Aaa		AAA	41.6
AA		Aa		AA	26.9
A		A		A	12.0
BBB		Baa		BBB	10.6
BB		Ba		BB	1.4
B		B		B	1.4
F1		MIG1/P1		SP1/A1	3.0
Not Rated[e]		Not Rated[e]		Not Rated[e]	3.1
					100.0

[†] *Based on total investments.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	227,686,136	231,901,419
Cash		780,785
Interest receivable		3,534,692
Receivable for investment securities sold		600,000
Receivable for shares of Common Stock subscribed		1,232
Prepaid expenses		9,886
		236,828,014
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		163,209
Payable for investment securities purchased		1,469,175
Payable for shares of Common Stock redeemed		49,978
Accrued expenses		47,235
		1,729,597
Net Assets ($)		**235,098,417**
Composition of Net Assets ($):		
Paid-in capital		231,543,096
Accumulated undistributed investment income–net		609
Accumulated net realized gain (loss) on investments		(660,571)
Accumulated net unrealized appreciation (depreciation) on investments		4,215,283
Net Assets ($)		**235,098,417**
Shares Outstanding		
(100 million shares of $.001 par value Common Stock authorized)		12,522,216
Net Asset Value, offering and redemption price per share–Note 3(d) ($)		**18.77**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended April 30, 2008 (Unaudited)

Investment Income ($):	
Interest Income	**5,739,453**
Expenses:	
Management fee–Note 3(a)	714,335
Service plan and prospectus fees–Note 3(b)	242,021
Shareholder servicing costs–Note 3(b)	59,160
Interest and expense related to floating rate notes issued–Note 4	32,962
Professional fees	30,877
Custodian fees–Note 3(b)	13,603
Registration fees	6,353
Shareholders' reports	6,030
Directors' fees and expenses–Note 3(c)	5,807
Loan commitment fees–Note 2	1,192
Miscellaneous	18,220
Total Expenses	**1,130,560**
Less–reduction in management fee due to undertaking–Note 3(a)	(78,777)
Less–reduction in fees due to earnings credits–Note 1(b)	(12,035)
Net Expenses	**1,039,748**
Investment Income–Net	**4,699,705**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(576,825)
Net unrealized appreciation (depreciation) on investments	(2,281,068)
Net Realized and Unrealized Gain (Loss) on Investments	**(2,857,893)**
Net Increase in Net Assets Resulting from Operations	**1,841,812**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31, 2007
Operations ($):		
Investment income−net	4,699,705	9,751,198
Net realized gain (loss) on investments	(576,825)	405,303
Net unrealized appreciation (depreciation) on investments	(2,281,068)	(5,458,843)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,841,812**	**4,697,658**
Dividends to Shareholders from ($):		
Investment income−net	(4,699,096)	(9,742,912)
Net realized gain on investments	(459,857)	(982,816)
Total Dividends	**(5,158,953)**	**(10,725,728)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	6,650,890	17,840,830
Dividends reinvested	3,808,936	7,947,877
Cost of shares redeemed	(16,804,382)	(32,187,126)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(6,344,556)**	**(6,398,419)**
Total Increase (Decrease) in Net Assets	**(9,661,697)**	**(12,426,489)**
Net Assets ($):		
Beginning of Period	244,760,114	257,186,603
End of Period	**235,098,417**	**244,760,114**
Undistributed investment income−net	609	–
Capital Share Transactions (Shares):		
Shares sold	350,631	930,962
Shares issued for dividends reinvested	202,122	413,643
Shares redeemed	(882,533)	(1,674,355)
Net Increase (Decrease) in Shares Outstanding	**(329,780)**	**(329,750)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended April 30, 2008 (Unaudited)	Year Ended October 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	19.04	19.51	19.45	20.01	19.97	20.26
Investment Operations:						
Investment income−net[a]	.37	.75	.76	.76	.79	.85
Net realized and unrealized gain (loss) on investments	(.23)	(.39)	.29	(.56)	.17	(.10)
Total from Investment Operations	.14	.36	1.05	.20	.96	.75
Distributions:						
Dividends from investment income−net	(.37)	(.75)	(.75)	(.76)	(.79)	(.85)
Dividends from net realized gain on investments	(.04)	(.08)	(.24)	(.00)[b]	(.13)	(.19)
Total Distributions	(.41)	(.83)	(.99)	(.76)	(.92)	(1.04)
Net asset value, end of period	18.77	19.04	19.51	19.45	20.01	19.97
Total Return (%)	.74[c]	1.87	5.59	1.01	4.90	3.77
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.95[d]	.94	.93	.92	.96	.95
Ratio of net expenses to average net assets	.87[d]	.88	.88	.92[e]	.95	.95
Ratio of net investment income to average net assets	3.95[d]	3.91	3.92	3.82	3.99	4.22
Portfolio Turnover Rate	14.34[c]	16.85	25.29	42.18	21.48	31.28
Net Assets, end of period ($ x 1,000)	235,098	244,760	257,187	275,856	309,664	317,851

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *Expense waivers and/or reimbursements amounted to less than .01%.*
See notes to financial statements.

NOTE 1–Significant Accounting Policies:

General New York Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal, New York state and New York city income taxes to the extent consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as investment adviser.

The fund's financial statements are prepared in accordance with accounting principles generally accepted in the United States, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with incomes tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended April 30, 2008.

Each of the tax years in the three-year period ended October 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2007 was as follows: tax exempt income $9,742,912 and long-term capital gains $982,816. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2008, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any full year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager, or the Manager will bear such excess expense. The Dreyfus Corporation has undertaken, until July 31, 2008, to waive receipt of its fees and/or assume the expenses of the fund so that the direct expenses (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses, and commitment fees on borrowings) do not exceed .85%. The reduction in management fee, pursuant to the undertaking, amounted to $78,777 during the period ended April 30, 2008.

(b) Under the Service Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund pays the Distributor for distributing the fund's shares, for servicing shareholder accounts, ("Servicing") and for advertising and marketing relating to the fund. The Plan provides payments to be made at an aggregate annual rate of .20% of the value of the fund's average daily net assets. The Distributor determines the amounts, if any, to be paid to Service Agents (a securities dealer, financial institution or other industry professional) under the Plan and the basis on which such payments are made. The fees payable under the Plan are payable without regard to actual expenses incurred. The Plan also separately provides for the fund to bear the costs of preparing, printing and distributing certain of the fund's prospectuses and statements of additional information and costs associated with implementing and operating the Plan, such aggregate amount not to exceed the greater of $100,000 or .005% of the value of the fund's average daily net assets for any full fiscal year. During the period ended April 30, 2008, the fund was charged $242,021 pursuant to the Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2008, the fund was charged $35,393 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended April 30, 2008, the fund was charged $2,827 pursuant to the cash management agreement.

The fund compensates The Bank of New York under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2008, the fund was charged $13,603 pursuant to the custody agreement.

During the period ended April 30, 2008, the fund was charged $2,820 for services performed by the Chief Compliance Officer.

The components of "Due to the Dreyfus Corporation and affiliates" consist of: management fees $115,602, Rule 12b-1 distribution plan fees $38,534, custody fees $7,777, chief compliance officer fees $1,880 and transfer agency per account fees $12,000, which are offset against an expense reimbursement currently in effect in the amount of $12,584.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) Prior to December 1, 2007, a .10% redemption fee was charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, including redemptions made through the use of the fund's exchange privilege. From November 1, 2007 through November 30, 2007, there were no redemption fees charged and retained by the fund. Effective December 1, 2007, the fund discontinued the redemption fee on shares. The fund reserves the right to reimpose a redemption fee in the future.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2008, amounted to $33,382,837 and $38,308,236, respectively.

The fund may participate in secondary inverse floater structures in which fixed-rate, tax-exempt municipal bonds purchased by the fund are transferred to a trust. The trust subsequently issues two or more variable rate securities that are collateralized by the cash flows of the fixed-rate, tax-exempt municipal bonds. One or more of these variable rate securities pays interest based on a short-term floating rate set by a remarketing agent at predetermined intervals. A residual interest tax-exempt security is also created by the trust, which is transferred to the fund, and is paid interest based on the remaining cash flow of the trust, after payment of interest on the other securities and various expenses of the trust.

The fund accounts for the transfer of bonds to the trusts as secured borrowings, with the securities transferred remaining in the fund's investments, and the related floating rate certificate securities reflected as fund liabilities under the caption, "Payable for floating rate notes issued" in the Statement of Assets and Liabilities. At April 30, 2008, there were no floating rate notes outstanding.

At April 30, 2008, accumulated net unrealized appreciation on investments was $4,215,283, consisting of $6,680,366 gross unrealized appreciation and $2,465,083 gross unrealized depreciation.

At April 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

For More Information

**General New York
Municipal Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: GNYMX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0949SA0408